Filed pursuant to Rule 433
Pricing Term Sheet	Registration File No. 333-198703
dated as of September 22, 2014	Supplementing the Preliminary
Prospectus Supplement
dated September 22, 2014

Old Republic International Corporation

Offering of

$400,000,000 aggregate principal amount of
4.875% Senior Notes due 2024
(the “Senior Notes Offering”)

The information in this pricing term sheet relates to the Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated September 22, 2014, including the documents incorporated by reference therein, and (ii) the related base prospectus dated September 12, 2014, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Old Republic International Corporation, a Delaware corporation.

Securities Offered:	4.875% Senior Notes due 2024 (the “notes”).

Trade Date:	September 22, 2014.

Settlement Date:	September 25, 2014.

Aggregate Principal Amount:	$400,000,000.

Maturity Date:	Unless earlier redeemed, the notes will mature on October 1, 2024. See “Optional Redemption.”

Coupon:	4.875%.

Price to Public:	99.498% of aggregate principal amount.

Yield to Maturity:	4.939%.

Benchmark Treasury:	2.375% due August 15, 2024.

Benchmark Treasury Yield:	2.564%.

Spread to Benchmark Treasury:	T+ 237.5 basis points.

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2015.

Day Count:	30/360

Use of Proceeds:

The Issuer estimates that the proceeds from this offering will be approximately $395,392,000 million, after deducting underwriting fees and discounts and before estimated expenses. The Issuer intends to use the net proceeds for general corporate purposes, including the making of additional capital contributions to the Issuer’s insurance company subsidiaries as may be necessary.

Optional Redemption:

Prior to September 1, 2024, make-whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 40 basis points). On and after September 1, 2024, redemption at par plus accrued and unpaid interest as set forth in the preliminary prospectus supplement.

Anticipated Ratings*:	Moody’s: Baa3

S&P: BBB+

CUSIP:	680223 AJ3

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC (50%)

Credit Suisse Securities (USA) LLC (30%)

Senior Co-Manager:	KeyBanc Capital Markets Inc. (10%)

Co-Managers:	Keefe, Bruyette & Woods, Inc. (5%)

Raymond James & Associates, Inc. (5%)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

This communication should be read in conjunction with the preliminary prospectus supplement dated September 22, 2014 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.